EXHIBIT 99.1

EXCEED COMPANY LTD. TO ATTEND THE GOLDMAN SACHS CHINA INVESTMENT FRONTIER CONFERENCE

Fujian, China — October 25, 2010 — Exceed Company Ltd. (NASDAQ: EDS) (“EDS” or the “Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today announced that Mr. Terence Wong, Chief Financial Officer, will attend the Goldman Sachs China Investment Frontier Conference in Beijing, China from November 1-2, 2010. Mr. Wong will be available for one-on-one meetings with institutional investors at the conference on November 1, 2010.

For further information, including presentations for download, please visit the Company’s website: http://www.ir.xdlong.cn.

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:

Investor Relations (Hong Kong)
Pamela Leung
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com